September 10, 2024

Shawn Muneio
Chief Executive Officer
Bequest Bonds I, Inc.
2 N Tamiami Trail, Suite 101
Sarasota, FL 34236

        Re: Bequest Bonds I, Inc.
            Offering Statement on Form 1-A
            Filed August 30, 2024
            File No. 024-12498
Dear Shawn Muneio:

       We have reviewed your offering statement and have the following comment.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed August 30, 2024
Exhibits

1. We refer to Exhibit 11.1 and note the consent of Tesseract Advisory Group LLC is dated
       March 31, 2024. Please provide a currently dated consent from your auditor in your next amendment. Refer to Item 17(11) of Part III of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of
Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 September 10, 2024
Page 2

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact
Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Brian T. Gallagher, Esq.